Exhibit 12.1

NORTHWEST AIRLINES CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Three months ended June 30		Six Months Ended June 30
	2000	1999	2000	1999
Earnings:
Income before income taxes	$191	$198	$195	$150
Less: Income from less than 50% owned investees	18	18	57	35
Add:
Rent expense representative of interest(1)	56	49	111	97
Interest expense net of capitalized interest	81	88	165	177
Interest of mandatorily redeemable preferred security holder	7	6	14	13
Amortization of debt discount and expense	2	4	5	7
Amortization of interest capitalized	1	1	2	2

Adjusted earnings	$320	$328	$435	$411

Fixed charges:
Rent expense representative of interest(1)	$56	$49	$111	$97
Interest expense net of capitalized interest	81	88	165	177
Interest of mandatorily redeemable preferred security holder	7	6	14	13
Amortization of debt discount and expense	2	4	5	7
Capitalized interest	5	4	9	8

Fixed charges	$151	$151	$304	$302

Ratio of earnings to fixed charges	2.12	2.17	1.43	1.36

(1)
Calculated as one-third of rentals, which is considered representative of the interest factor.